

A L E X A N D R I A.

Contact: **Joel S. Marcus**
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
(626) 578-9693

ALEXANDRIA REAL ESTATE EQUITIES, INC.
REPORTS
YEAR ENDED DECEMBER 31, 2005
AND
FOURTH QUARTER 2005 RESULTS

Company Reports 2005 Funds from Operations Per Share (Diluted) of $4.82,
Up 9% Over 2004, and Earnings Per Share (Diluted) of $2.22
for Year Ended December 31, 2005

Highlights
Year Ended December 31, 2005:
- 2005 Funds from Operations (FFO) Per Share (Diluted) of $4.82
- 2005 Total Revenues Up 33%, FFO Available to Common Stockholders Up 19% and FFO Per Share (Diluted) Up 9% Over 2004
- 2005 Earnings Per Share (Diluted) of $2.22
- Executed 107 Leases for 1,519,000 Square Feet
- Added 19 Properties Aggregating 1,197,000 Square Feet for Total Consideration of $263 million
- Added Four Land Parcels Aggregating 1,438,000 Square Feet
- Commenced Ground-Up Development of Three Properties Aggregating 339,000 Square Feet
- 2005 Common Stock Dividends Up 6% Over 2004 to $0.70 Per Share
- 2005 GAAP Basis Same Property Revenues Less Operating Expenses Up 2% Over 2004
- Debt to Total Market Capitalization at December 31, 2005 of 41%

Fourth Quarter 2005:
- Fourth Quarter 2005 FFO Per Share (Diluted) of $1.22
- Fourth Quarter 2005 Total Revenues Up 31%, FFO Available to Common Stockholders Up 18% and FFO Per Share (Diluted) Up 3% Over Fourth Quarter 2004
- Fourth Quarter 2005 Earnings Per Share (Diluted) of $0.54
- Executed 35 Leases for 590,000 Square Feet
- Added Five Properties Aggregating 368,000 Square Feet for Total Consideration of $59 million
- Added Two Land Parcels Aggregating 603,000 Square Feet
- Closed $109 Million in Fixed Rate Loans
- Increased Capacity of Unsecured Credit Facilities to $1 Billion with an Option to Increase Capacity by an Additional $200 Million

PASADENA, CA. – February 9, 2006 -- Alexandria Real Estate Equities, Inc. (NYSE: ARE) today announced operating and financial results for the year ended December 31, 2005 and fourth quarter 2005.

(more)

For the year ended December 31, 2005, we reported total revenues of $244,084,000 and FFO available to common stockholders of $102,689,000, or $4.82 per share (diluted), compared to total revenues of $183,081,000 and FFO available to common stockholders of $86,620,000, or $4.41 per share (diluted), for the year ended December 31, 2004. Comparing the year ended December 31, 2005 to the year ended December 31, 2004, total revenues increased 33%, FFO available to common stockholders increased 19% and FFO per share (diluted) increased 9%. FFO for the year ended December 31, 2004 included the impact of the preferred stock redemption charge of $1,876,000, or $0.10 per share (diluted), recorded in the second quarter of 2004. For the fourth quarter of 2005, we reported total revenues of $66,076,000 and FFO available to common stockholders of $27,592,000, or $1.22 per share (diluted), compared to total revenues of $50,426,000 and FFO available to common stockholders of $23,362,000, or $1.18 per share (diluted), for the fourth quarter of 2004. Comparing the fourth quarter of 2005 to the fourth quarter of 2004, total revenues increased 31%, FFO available to common stockholders increased 18% and FFO per share (diluted) increased 3%.

FFO is a non-GAAP measure widely used by publicly-traded real estate investment trusts. A reconciliation of GAAP net income available to common stockholders to FFO available to common stockholders, on both an aggregate and a per share diluted basis, is included in the financial information accompanying this press release. The primary reconciling item between GAAP net income available to common stockholders and FFO available to common stockholders is depreciation and amortization expense. Depreciation and amortization expense for the year ended December 31, 2005 and 2004 was $55,416,000 and $42,523,000, respectively. Depreciation and amortization expense for the three months ended December 31, 2005 and 2004 was $15,451,000 and $11,880,000, respectively. Net income available to common stockholders for the year ended December 31, 2005 was $47,343,000, or $2.22 per share (diluted), compared to net income available to common stockholders of $45,724,000, or $2.33 per share (diluted) for the year ended December 31, 2004. Net income available to common stockholders for the year ended December 31, 2004 included a gain on the sale of property of $1,627,000, or $0.08 per share (diluted), recorded in the first quarter of 2004, and also included the impact of the preferred stock redemption charge of $1,876,000, or $0.10 per share (diluted), recorded in the second quarter of 2004. Net income available to common stockholders for the fourth quarter of 2005 was $12,157,000, or $0.54 per share (diluted), compared to net income available to common stockholders of $11,482,000, or $0.58 per share (diluted) for the fourth quarter of 2004.

We executed a total of 107 leases during the year ended December 31, 2005 for approximately 1,519,000 square feet of space at 51 different properties (excluding month-to-month leases for approximately 56,000 square feet). Of this total, approximately 797,000 square feet were for new or renewal leases related to previously leased space and approximately 722,000 square feet were for redeveloped, developed or previously vacant space. Of the 722,000 square feet, approximately 523,000 square feet were delivered from our redevelopment or development programs, with the remaining approximately 199,000 square feet for previously vacant space. Rental rates for these new or renewal leases were on average approximately 3% higher (on a GAAP basis) than rental rates for expiring leases. Excluding two renewal leases for approximately 76,000 square feet related to one tenant in an East Bay submarket of San Francisco and two leases for approximately 47,000 square feet related to one tenant in the Sorrento Valley submarket of San Diego, rental rates for new or renewal leases for the year ended December 31, 2005 were on average approximately 8% higher (on a GAAP basis) than rental rates for expiring leases.

(more)

For the fourth quarter 2005 we executed a total of 35 leases for approximately 590,000 square feet of space at 24 different properties (excluding month-to-month leases). Of this total, approximately 451,000 square feet were for new or renewal leases related to previously leased space and approximately 139,000 square feet were for redeveloped, developed or previously vacant space. Of the 139,000 square feet, approximately 105,000 square feet were delivered from our redevelopment or development programs, with the remaining approximately 34,000 square feet for previously vacant space. Rental rates for these new or renewal leases were on average approximately 1% lower (on a GAAP basis) than rental rates for expiring leases. Excluding two leases for approximately 47,000 square feet related to one tenant in the Sorrento Valley submarket of San Diego, rental rates for new or renewal leases for the fourth quarter of 2005 were on average approximately 3% higher (on a GAAP basis) than rental rates for expiring leases.

During the fourth quarter of 2005, we acquired five properties aggregating approximately 368,000 square feet in the San Francisco Bay, Eastern Massachusetts and Canadian markets. We paid approximately $52.8 million cash for the properties and also assumed a secured note payable of approximately $6.1 million for total consideration of $58.9 million. Also during the fourth quarter of 2005, we acquired two land parcels with approximately 603,000 developable square feet. We paid approximately $10.4 million cash for the land parcels and closed a secured note payable for approximately $19.3 million concurrent with the acquisitions for total consideration of $29.7 million.

As of December 31, 2005, approximately 85% of our leases (on a square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area and other operating expenses, including increases thereto. In addition, as of December 31, 2005, approximately 6% of our leases (on a square footage basis) required the tenants to pay a majority of operating expenses. Additionally, as of December 31, 2005, approximately 89% of our leases (on a square footage basis) provided for the recapture of certain capital expenditures and approximately 90% of our leases (on a square footage basis) contained effective annual rent escalations that are either fixed or indexed based on the consumer price index or another index.

Based on our current view of existing market conditions and certain current assumptions, we have updated our prior guidance for 2006 FFO per share (diluted) and earnings per share (diluted) as follows:

	2006
FFO per share (diluted)	$5.15
Earnings per share (diluted)	$2.35

Alexandria Real Estate Equities, Inc. is a publicly-traded real estate investment trust focused principally on the ownership, operation, management, acquisition and selective redevelopment and development of properties containing office/laboratory space. Such properties are designed and improved for lease primarily to institutional (universities and not-for-profit institutions), pharmaceutical, biotechnology, life science product, service, biodefense and translational research entities, as well as government agencies. Our portfolio currently consists of 136 properties comprising approximately 8.9 million square feet of office/laboratory space.

This press release contains forward-looking statements, including earnings guidance, within the meaning of the federal securities laws. Our actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in our Annual Report on Form 10-K and our other periodic reports filed with the Securities and Exchange Commission.

(Tables follow)

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2004
Income statement data				
Total revenues	$ 66,076	$ 50,426	$ 244,084	$ 183,081
Expenses				
Rental operations	14,767	10,686	54,540	38,394
General and administrative	5,914	3,993	21,094	15,105
Interest	13,387	8,409	49,116	28,670
Depreciation and amortization	15,451	11,861	55,399	42,476
	49,519	34,949	180,149	124,645
Minority interest	377	--	634	--
Income from continuing operations	16,180	15,477	63,301	58,436
Income from discontinued operations, net	--	27	132	1,759
Net income	16,180	15,504	63,433	60,195
Dividends on preferred stock	4,023	4,022	16,090	12,595
Preferred stock redemption charge	--	--	--	1,876
Net income available to common stockholders	$ 12,157	$ 11,482	$ 47,343	$ 45,724
Weighted average shares of common stock outstanding				
Basic	22,267,275	19,415,687	20,948,915	19,315,364
Diluted	22,672,986	19,755,325	21,316,886	19,658,759
Earnings per share - basic:				
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 0.55	$ 0.59	$ 2.25	$ 2.28
Discontinued operations, net	--	--	0.01	0.09
Earnings per share - basic	$ 0.55	$ 0.59	$ 2.26	$ 2.37
Earnings per share - diluted:				
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 0.54	$ 0.58	$ 2.21	$ 2.24
Discontinued operations, net	--	--	0.01	0.09
Earnings per share - diluted	$ 0.54	$ 0.58	$ 2.22	$ 2.33

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Unaudited)

Funds from Operations

Generally accepted accounting principles ("GAAP") basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

The following table presents a reconciliation of net income available to common stockholders, the most directly comparable GAAP financial measure to FFO, to funds from operations available to common stockholders for the three months and years ended December 31, 2005 and 2004 (in thousands, except per share data):

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2004
Reconciliation of net income available to common stockholders to funds from operations available to common stockholders				
Net income available to common stockholders (1)	$ 12,157	$ 11,482	$ 47,343	$ 45,724
Add:				
Depreciation and amortization (2)	15,451	11,880	55,416	42,523
Minority interest	377	--	634	--
Subtract:				
Gain on sales of property (3)	--	--	(36)	(1,627)
FFO allocable to minority interest	(393)	--	(668)	--
Funds from operations available to common stockholders (1)	$ 27,592	$ 23,362	$ 102,689	$ 86,620
FFO per share (1)				
Basic	$ 1.24	$ 1.20	$ 4.90	$ 4.48
Diluted	$ 1.22	$ 1.18	$ 4.82	$ 4.41
Reconciliation of earnings per share (diluted) to FFO per share (diluted)				
Earnings per share (diluted) (1)	$ 0.54	$ 0.58	$ 2.22	$ 2.33
Depreciation and amortization (2)	0.68	0.60	2.60	2.16
Minority interest	0.02	--	0.03	--
Gain on sales of property (3)	--	--	--	(0.08)
FFO allocable to minority interest	(0.02)	--	(0.03)	--
FFO per share (diluted) (1)	$ 1.22	$ 1.18	$ 4.82	$ 4.41

(1) During the second quarter of 2004, the Company elected to redeem its 9.5% Series A cumulative redeemable preferred stock. Accordingly, in compliance with Emerging Issues Task Force Topic D-42, the Company recorded a charge of $1,876,000, or $0.10 per share (diluted).

(2) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(3) Gain on sales of property relates to the disposition of one property in the Southeast market during the third quarter of 2005, and the disposition of one property in the Suburban Washington D.C. market during the first quarter of 2004. Gain on sales of property is included in the income statement in income from discontinued operations, net.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Supplemental Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

Annual Supplemental Information

	For the Year Ended				
	12/31/2005	12/31/2004	12/31/2003	12/31/2002	12/31/2001
Operational data					
Breakdown of revenues from continuing operations (a)					
Rental income	$ 189,312	$ 143,700	$ 126,236	$ 111,516	$ 93,417
Tenant recoveries	49,974	35,840	32,050	28,995	24,121
Other income	4,798	3,541	2,068	1,556	3,120
Total	$ 244,084	$ 183,081	$ 160,354	$ 142,067	$ 120,658
Funds from operations per share - diluted (b)	$ 4.82	$ 4.41 (c)	$ 4.23	$ 3.81	$ 3.53
Dividends per share on common stock	$ 2.72	$ 2.52	$ 2.20	$ 2.00	$ 1.84
Dividend payout ratio (common stock)	57.9%	56.7% (d)	51.8%	52.7%	52.3%

	As of				
	12/31/2005	12/31/2004	12/31/2003	12/31/2002	12/31/2001
Other data					
Number of shares of common stock outstanding at end of period	22,441,294	19,594,418	19,264,023	18,973,957	16,354,541
Number of properties (e)					
Acquired/added/completed during period	22	23	4	6	7
Sold/reconstructed during period	(1)	(1)	(4)	--	--
Owned at end of period	134	113	91	91	85
Rentable square feet (e)					
Acquired/added/completed during period	1,392,299	1,717,209	267,164	427,077	453,090
Sold/reconstructed during period	(16,500)	2,891	(338,256)	--	--
Owned at end of period	8,824,369	7,448,570	5,728,470	5,799,562	5,372,485
Debt to total market capitalization (f)					
Total debt	$ 1,406,666	$ 1,186,946	$ 709,007	$ 614,878	$ 573,161
Preferred stock	192,419	199,360	104,421	100,670	42,246
Common stock	1,806,524	1,458,217	1,115,387	808,291	672,172
Total market capitalization	$ 3,405,609	$ 2,844,523	$ 1,928,815	$ 1,523,839	$ 1,287,579
Debt to total market capitalization ratio	41.3%	41.7%	36.8%	40.4%	44.5%

Quarterly Supplemental Financial Information

	For the Three Months Ended				
	12/31/2005	09/30/2005	06/30/2005	03/31/2005	12/31/2004
Operational data					
Breakdown of revenues from continuing operations (a)					
Rental income	$ 51,068	$ 48,814	$ 45,699	$ 43,731	$ 39,660
Tenant recoveries	13,350	13,588	11,449	11,587	9,504
Other income	1,658	1,350	1,069	721	1,262
Total	$ 66,076	$ 63,752	$ 58,217	$ 56,039	$ 50,426
Funds from operations per share - diluted (b)	$ 1.22	$ 1.21	$ 1.20	$ 1.19	$ 1.18
Dividends per share on common stock	$ 0.70	$ 0.68	$ 0.68	$ 0.66	$ 0.66
Dividend payout ratio (common stock)	57.2%	59.0%	56.8%	58.9%	55.6%
Straight line rent	$ 1,492	$ 3,020	$ 3,305	$ 2,836	$ 3,047

	As of				
	12/31/2005	09/30/2005	06/30/2005	03/31/2005	12/31/2004
Other data					
Number of shares of common stock outstanding at end of period	22,441,294	22,437,761	21,204,620	21,075,793	19,594,418
Number of properties (e)					
Acquired/added/completed during period	6	5	5	6	10
Sold/reconstructed during period	--	(1)	--	--	--
Owned at end of period	134	128	124	119	113
Rentable square feet (e)					
Acquired/added/completed during period	415,978	301,458	333,788	341,075	917,794
Sold/reconstructed during period	--	(16,500)	--	--	--
Owned at end of period	8,824,369	8,408,391	8,123,433	7,789,645	7,448,570
Debt to total market capitalization (f)					
Total debt	$ 1,406,666	$ 1,271,698	$ 1,301,934	$ 1,217,917	$ 1,186,946
Preferred stock	192,419	196,420	197,474	194,692	199,360
Common stock	1,806,524	1,855,378	1,557,479	1,356,860	1,458,217
Total market capitalization	$ 3,405,609	$ 3,323,496	$ 3,056,887	$ 2,769,469	$ 2,844,523
Debt to total market capitalization ratio	41.3%	38.3%	42.6%	44.0%	41.7%

(a) The historical results above exclude the results of assets "held for sale" which have been reflected as discontinued operations.
(b) See page 5 for a reconciliation of earnings per share (diluted) to FFO per share (diluted).
(c) Includes the effect of the preferred stock redemption charge of $1,876,000, or $0.10 per common share (diluted) recorded in the second quarter of 2004.
(d) Excluding the impact of the preferred stock redemption charge, the dividend payout ratio (common stock) for 2004 was 55.5%.
(e) Includes assets "held for sale" during the applicable periods such assets were "held for sale".
(f) Debt to market capitalization is the ratio of total debt (secured notes payable and unsecured line of credit and unsecured term loan) to total market capitalization. Total market capitalization is equal to the outstanding shares of preferred stock and common stock multiplied by the related closing stock prices at the end of each period presented, plus total debt.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Condensed Consolidated Balance Sheets
(In thousands)

	December 31, 2005	December 31, 2004
	(Unaudited)	
Assets		
Rental properties, net	$ 1,788,818	$ 1,427,853
Properties under development	329,338	252,249
Cash and cash equivalents	3,911	3,158
Tenant security deposits and other restricted cash	21,013	17,669
Tenant receivables	4,764	2,542
Deferred rent	54,573	43,166
Investments	82,010	67,419
Other assets	78,023	58,228
Total assets	$ 2,362,450	$ 1,872,284
Liabilities and Stockholders' Equity		
Secured notes payable	$ 666,666	$ 638,946
Unsecured line of credit and unsecured term loan	740,000	548,000
Accounts payable, accrued expenses and tenant security deposits	86,391	48,581
Dividends payable	19,478	16,284
Total liabilities	1,512,535	1,251,811
Minority interest	20,115	--
Stockholders' equity:		
Series B preferred stock	57,500	57,500
Series C preferred stock	129,638	129,638
Common stock	224	196
Additional paid-in capital	607,405	414,028
Retained earnings	--	5,267
Accumulated other comprehensive income	35,033	13,844
Total stockholders' equity	829,800	620,473
Total liabilities and stockholders' equity	$ 2,362,450	$ 1,872,284

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Debt
December 31, 2005
(Dollars in thousands)
(Unaudited)

Principal Maturities/Rates

	Secured Debt			Unsecured Debt	
Year	Amount	Weighted Average Interest Rate (1)		Amount	Weighted Average Interest Rate (2)
2006	$ 44,552	6.32%	$	--	--
2007	83,623	6.26%		240,000	5.69%
2008	123,190	6.16%		--	--
2009	42,084	6.52%		500,000	5.67%
2010	88,553	6.48%		--	--
Thereafter	280,145	6.24%		--	--
Subtotal	662,147			740,000	
Unamortized Premium	4,519			--	
Total	$ 666,666			$ 740,000	

Secured and Unsecured Debt Analysis

	Balance	% of Balance	Weighted Average Interest Rate	Weighted Average Maturity
Secured Debt	$ 666,666	47.4%	6.31%	5.2 Years
Unsecured Debt	740,000	52.6%	5.68%	3.3 Years
Total Debt	$ 1,406,666	100.0%	5.98%	4.2 Years

Fixed and Floating Rate Debt Analysis

	Balance	% of Balance	Weighted Average Interest Rate	Weighted Average Maturity
Fixed Rate Debt	$ 595,858	42.4%	6.32%	5.5 Years
Floating Rate Debt	810,808 (3)	57.6%	5.72% (3)	3.3 Years
Total Debt	$ 1,406,666	100.0%	5.98%	4.2 Years

(1) The weighted average interest rate related to our secured debt is calculated based on the outstanding debt as of January 1st for each year.
(2) The weighted average interest rates related to our unsecured line of credit and unsecured term loan are calculated based on borrowings outstanding as of December 31, 2005.
(3) A portion of our floating rate debt is hedged by existing swap agreements (see page 10). The interest rate on floating rate debt shown above does not reflect the impact of such swap agreements.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Interest Rate Swap Agreements [1]
December 31, 2005
(Dollars in thousands)
(Unaudited)

Transaction Dates	Effective Dates	Notional Amounts	Effective at December 31, 2005	Interest Pay Rates [2]	Termination Dates
December 2002	January 2, 2003	$ 25,000	25,000	3.285%	June 30, 2006
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006
December 2003	December 30, 2005	50,000	50,000	4.150%	December 29, 2006
December 2003	December 29, 2006	50,000	--	5.090%	October 31, 2008
March 2004	December 31, 2004	25,000	25,000	2.956%	December 31, 2006
March 2004	December 31, 2004	25,000	25,000	2.956%	December 31, 2006
April 2004	April 29, 2005	50,000	50,000	3.140%	April 28, 2006
April 2004	April 28, 2006	50,000	--	4.230%	April 30, 2007
April 2004	April 30, 2007	50,000	--	4.850%	April 30, 2008
June 2004	June 30, 2005	50,000	50,000	4.343%	June 30, 2007
December 2004	December 31, 2004	50,000	50,000	3.590%	January 2, 2008
December 2004	January 3, 2006	50,000	--	3.927%	July 1, 2008
May 2005	December 30, 2005	25,000	25,000	4.120%	November 30, 2006
May 2005	June 30, 2006	50,000	--	4.270%	June 29, 2007
May 2005	November 30, 2006	25,000	--	4.330%	November 30, 2007
May 2005	June 29, 2007	50,000	--	4.400%	June 30, 2008
May 2005	November 30, 2007	25,000	--	4.460%	November 28, 2008
May 2005	June 30, 2008	50,000	--	4.509%	June 30, 2009
May 2005	November 28, 2008	25,000	--	4.615%	November 30, 2009
December 2005	December 29, 2006	50,000	--	4.730%	November 30, 2009
December 2005	December 29, 2006	50,000	--	4.740%	November 30, 2009
December 2005	January 2, 2008	50,000	--	4.768%	December 31, 2010
Total Interest Rate Swap Agreements in Effect at December 31, 2005			$ 325,000		

(1) For all interest rate swap agreements, interest is received based on one month LIBOR.
(2) The interest pay rates represent the interest rate we will pay for one month LIBOR under the respective interest rate swap agreement. These rates do not include any spread in addition to one month LIBOR that is due monthly as interest expense under our unsecured line of credit and unsecured term loan credit facilities.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Same Property Comparisons
(Dollars in thousands)
(Unaudited)

| | GAAP Basis (1) | | | | Cash Basis (1) | | |
| | Year Ended | | | | Year Ended | | |
	12/31/05	12/31/04	% Change		12/31/05	12/31/04	% Change
Revenue (2)	$ 139,173	$ 135,738	2.5%		$ 136,565	$ 127,579	7.0%
Operating expenses	27,823	26,521	4.9%		27,823	26,521	4.9%
Revenue less operating expenses	$ 111,350	$ 109,217	2.0%		$ 108,742	$ 101,058	7.6% (3)

| | GAAP Basis (1) | | | | Cash Basis (1) | | |
| | Quarter Ended | | | | Quarter Ended | | |
	12/31/05	12/31/04	% Change		12/31/05	12/31/04	% Change
Revenue (2)	$ 38,672	$ 37,854	2.2%		$ 38,309	$ 35,715	7.3%
Operating expenses	7,240	7,232	0.1%		7,240	7,232	0.1%
Revenue less operating expenses	$ 31,432	$ 30,622	2.6%		$ 31,069	$ 28,483	9.1% (3)

NOTE: This summary represents operating data for all properties that were owned and fully operating for the entire periods presented ("2005 Same Properties" for the Full Year periods and "Fourth Quarter Same Properties" for the Quarter periods). Properties under redevelopment are excluded from same property results.

(1) Revenue less operating expenses computed under GAAP is total revenue associated with the 2005 Same Properties and the Fourth Quarter Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses. Under GAAP, rental revenue is recognized on a straight-line basis over the respective lease terms. Revenue less operating expenses on a cash basis is total revenue associated with the 2005 Same Properties and the Fourth Quarter Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses, adjusted to exclude the effect of straight-line rent adjustments required by GAAP. Straight-line rent adjustments for the years ended December 31, 2005 and 2004 for the 2005 Same Properties were $2,608,000 and $8,159,000, respectively. Straight-line rent adjustments for the quarters ended December 31, 2005 and 2004 for the Fourth Quarter Same Properties were $363,000 and $2,139,000, respectively. We believe that revenue less operating expenses on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates straight-line rent adjustments to rental revenue.

(2) Fees received from tenants in connection with termination of their leases, if any, are excluded from revenue in the Same Property Comparisons.

(3) Revenue less operating expenses on a cash basis for the 2005 Same Properties and the Fourth Quarter Same Properties were impacted by prepayment of a portion of rents due under one lease of $1,570,000 and $387,000, respectively. Pursuant to SFAS 13, "Accounting for Leases", these payments are recognized on a straight-line basis over the lease term. Excluding the impact of this lease, the percentage change in revenue less operating expenses on a cash basis for the 2005 Same Properties and the Fourth Quarter Same Properties would have been 5.8% and 7.5%, respectively. Also, excluding the impact of this lease, straight-line rent adjustments for the years ended December 31, 2005 and 2004 for the 2005 Same Properties were $4,178,000 and $8,159,000, respectively, and straight-line rent adjustments for the quarters ended December 31, 2005 and 2004 for the Fourth Quarter Same Properties were $750,000 and $2,139,000, respectively.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties
December 31, 2005
(Dollars in thousands)

| | December 31, 2005 | | | | September 30, 2005 |
	Number of Properties	Rentable Square Feet	Annualized Base Rent	Occupancy Percentage	Occupancy Percentage
Markets					
California - Pasadena	1	31,343	$ 793	100.0%	98.9%
California - San Diego	23	1,070,477	27,509	92.2%	92.8%
California - San Francisco Bay	15	1,043,737	30,583	96.5%	97.6%
Eastern Massachusetts	22	1,263,077	34,603	93.6%	93.0%
New Jersey/Suburban Philadelphia	7	458,623	7,900	98.5%	98.5%
Southeast	8	432,127	7,460	85.9% (1)	83.8% (1)
Suburban Washington D.C.	31	2,439,146	46,936	93.0% (2)	97.8% (2)
Washington - Seattle	9	780,211	23,081	87.8%	87.3%
International - Canada	3	296,362	6,223	100.0%	100.0%
Total Operating Properties	119	7,815,103	$ 185,088	93.2% (2)	94.5%
Properties Under Redevelopment (3)	15	1,009,266	14,662	45.7%	49.1%
Total Properties	134	8,824,369	$ 199,750	87.7% (2)	89.5%

(1) Substantially all of the vacant space is office or warehouse space.
(2) The decrease in occupancy percentage from September 30, 2005 to December 31, 2005 is primarily related to one lease with one tenant for approximately 103,000 square feet. Excluding this one lease, occupancy percentages for Suburban Washington D.C., total operating properties and total properties would have been 97.2%, 94.5% and 88.9%, respectively, as of December 31, 2005.
(3) See Properties Under Redevelopment on page 18.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Year Ended December 31, 2005

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes		TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity								
Lease Expirations								
Cash Basis	79	1,258,034	$22.95	--	--		--	--
GAAP Basis	79	1,258,034	$24.40	--	--		--	--
Renewed/Releasable Space Leased								
Cash Basis	47	796,945	$22.66	$23.63	4.3%	(1)	$1.38	4.6 years
GAAP Basis	47	796,945	$22.66	$23.42	3.4%	(1)	$1.38	4.6 years
Month-to-Month Leases In Effect								
Cash Basis	23	55,693	$24.82	$24.88	--		--	--
GAAP Basis	23	55,693	$25.52	$25.93	--		--	--
Redeveloped/Developed/ Vacant Space Leased								
Cash Basis	60	721,961	--	$24.42	--		$12.19	8.0 years
GAAP Basis	60	721,961	--	$25.65	--		$12.19	8.0 years
Leasing Activity Summary								
Excluding Month-to-Month Leases								
Cash Basis	107	1,518,906	--	$24.01	--		$6.52	6.2 years
GAAP Basis	107	1,518,906	--	$24.48	--		$6.52	6.2 years
Including Month-to-Month Leases								
Cash Basis	130	1,574,599	--	$24.04	--		--	--
GAAP Basis	130	1,574,599	--	$24.53	--		--	--

(1) Excluding two renewal leases for 76,000 square feet related to one tenant in the East Bay submarket of San Francisco and two leases for 47,000 square feet related to one tenant in the Sorrento Valley submarket of San Diego, rental rates for renewed/released space were on average 8.2% higher than rental rates for expiring leases on a Cash Basis and 7.6% higher than rental rates for expiring leases on a GAAP basis.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Quarter Ended December 31, 2005

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes		TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity								
Lease Expirations								
Cash Basis	55	657,957	$21.58	--	--		--	--
GAAP Basis	55	657,957	$23.72	--	--		--	--
Renewed/Releasable Space Leased								
Cash Basis	21	450,751	$22.73	$23.53	3.5%	(1)	$1.39	4.8 years
GAAP Basis	21	450,751	$23.37	$23.15	-0.9%	(1)	$1.39	4.8 years
Month-to-Month Leases In Effect								
Cash Basis	23	55,693	$24.86	$24.88	--		--	--
GAAP Basis	23	55,693	$25.57	$25.93	--		--	--
Redeveloped/Developed/ Vacant Space Leased								
Cash Basis	14	139,380	--	$23.90	--		$3.59	7.6 years
GAAP Basis	14	139,380	--	$25.64	--		$3.59	7.6 years
Leasing Activity Summary								
Excluding Month-to-Month Leases								
Cash Basis	35	590,131	--	$23.62	--		$1.91	5.5 years
GAAP Basis	35	590,131	--	$23.74	--		$1.91	5.5 years
Including Month-to-Month Leases								
Cash Basis	58	645,824	--	$23.73	--		--	--
GAAP Basis	58	645,824	--	$23.93	--		--	--

(1) Excluding two leases for 47,000 square feet related to one tenant in the Sorrento Valley submarket of San Diego, rental rates for renewed/ released space were on average 9.1% higher than rental rates for expiring leases on a Cash Basis and 3.3% higher than rental rates for expiring leases on a GAAP basis.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Lease Expirations

December 31, 2005

Year of Lease Expiration	Number of Leases Expiring		Square Footage of Expiring Leases	Percentage of Aggregate Leased Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2006	79	(1)	924,223	11.9%	$24.98
2007	39		786,824	10.2%	$26.30
2008	27		630,784	8.1%	$26.24
2009	26		492,926	6.4%	$21.77
2010	33		740,788	9.6%	$22.40

Markets	Square Footage of Expiring Leases	
	2006	2007
California - Pasadena	14,193	3,653
California - San Diego	281,378	42,862
California - San Francisco Bay	111,732	73,042
Eastern Massachusetts	198,231	74,693
New Jersey/Suburban Philadelphia	12,239	21,000
Southeast	77,885	35,637
Suburban Washington D.C.	170,472	528,395
Washington - Seattle	58,093	7,542
International - Canada	--	--
Total	924,223 (1)	786,824

(1) Includes month-to-month leases for approximately 56,000 square feet.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Additions to and Dispositions of Properties
For The Quarter Ended December 31, 2005
(Dollars in thousands)

Markets	Acquisition Amount	Month of Acquisition	Rentable Square Feet
Additions to Operating Properties/Properties			
Under Redevelopment			
Eastern Massachusetts	$ 8,414	November	54,391
International - Canada	27,000	November	162,362
International - Canada	10,181 (1)	December	66,000
Additions to Operating Properties	45,595		282,753
Eastern Massachusetts	4,800	October	26,589
California - San Francisco Bay	8,490	December	58,400
Additions to Properties Under Redevelopment	13,290		84,989
Total Additions to Operating Properties/Properties			
Under Redevelopment	$ 58,885		367,742

Markets	Acquisition Amount	Month of Acquisition	Developable Square Feet
Additions of Land:			
California - San Francisco Bay	$ 27,500 (2)	December	550,000
Washington - Seattle	2,167	November	53,000
Total Additions of Land	$ 29,667		603,000

Markets	Disposition Amount	Month of Disposition	Rentable Square Feet
Dispositions:			
None	N/A	N/A	N/A

(1) Acquisition amount includes assumption of a secured note payable of approximately $6.1 million.

(2) Acquisition amount includes a secured note payable of approximately $19.3 million that closed concurrent with the acquisition.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Development
December 31, 2005

Markets	Estimated In-Service Dates	Total Rentable Square Footage	Status
San Diego	2Q06	64,000	Leased
San Francisco Bay	4Q07	121,000	Negotiating
San Francisco Bay	4Q07	154,000	Pre-marketing
Southeast	1Q06	48,000	Leased/Negotiating
Suburban Washington D.C.	2Q06	73,000	Leased/Negotiating
Seattle	1Q06	50,000 (1)	Leased/Negotiating
Total		510,000	

(1) Excludes certain phases of a property which were previously delivered to tenants.

As required under GAAP, interest is being capitalized on these ground-up development projects as activities are ongoing to bring these assets to their intended use. Interest capitalized on ground-up development and other construction projects for the three months ended December 31, 2005 was approximately $6.9 million.

In addition to properties under development, as of December 31, 2005, our asset base contains strategically located ground-up development opportunities for approximately 5.2 million developable square feet of office/laboratory space with an aggregate cost basis of approximately $225 million. See Summary of Imbedded Future Development and Redevelopment Square Footage on page 19.

The current construction cost of these ground-up development projects will average between $250 and $350 per developable square foot. Our aggregate construction costs to date approximate $160 per developable square foot.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Redevelopment
December 31, 2005

Markets	Estimated In-Service Dates	Total Rentable Square Footage Under Redevelopment	Total Rentable Square Footage of Property
San Diego	2Q06	17,590	17,590
San Diego	3Q06	71,510	71,510
San Diego	3Q07	87,140	87,140
San Francisco Bay	1Q06	24,039	140,143
San Francisco Bay	3Q06	30,000	60,000
San Francisco Bay	3Q07	58,400	58,400
Eastern Massachusetts	1Q07	17,187	45,820
Eastern Massachusetts	2Q06	27,665	115,179
Eastern Massachusetts	2Q07	26,589	26,589
New Jersey/Suburban Philadelphia	2Q06	20,727	42,600
Southeast	1Q06	33,321	60,519
Suburban Washington D.C.	3Q06	44,208	131,415
Suburban Washington D.C.	3Q06	60,443	92,449
Seattle	4Q07	12,719	27,633
Seattle	2Q06	16,513	32,279
Total		548,051	1,009,266

Our redevelopment program involves ongoing activities necessary for the permanent change of use of applicable redevelopment space to office/laboratory space. For properties undergoing redevelopment, the entire property is excluded from operating properties and related statistics (e.g. occupancy information, same property performance, etc.). As required under GAAP, interest is capitalized on redevelopment properties on the basis allocable only to that portion of space actively undergoing redevelopment. Average occupancy for properties under full or partial redevelopment as of December 31, 2005 was 45.5% and is not included in the occupancy of the operating properties. The current construction cost of properties under redevelopment will average between $75 and $100 per square foot. In addition to properties under active redevelopment, as of December 31, 2005 our asset base contains imbedded opportunities for a future permanent change of use to office/laboratory space through redevelopment aggregating approximately 1.0 million rentable square feet. See Summary of Imbedded Future Development and Redevelopment Square Footage on page 19.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Imbedded Future Development and Redevelopment Square Footage
December 31, 2005

Markets	Imbedded Future Development and Redevelopment		
	Development Square Footage	Redevelopment Square Footage	Total
California - San Francisco Bay	3,422,000 (1)	55,000	3,477,000
California - San Diego	467,000 (2)	143,000	610,000
Suburban Washington D.C.	392,000	382,000	774,000
Eastern Massachusetts	225,000	179,000	404,000
Washington - Seattle	203,000 (3)	120,000	323,000
Other	430,000 (4)	157,000	587,000
Total Imbedded Future Development and Redevelopment	5,139,000	1,036,000	6,175,000

A significant portion of our imbedded future development and redevelopment square footage is in the preconstruction phase (entitlement, permitting, design, etc.) of development. As required under GAAP, interest is being capitalized during the preconstruction phase while activities are ongoing to bring these assets to their intended use.

(1) Approximately 3.4 million developable square feet located in the San Francisco Bay market is in the preconstruction phase of development.
(2) Approximately 430,000 developable square feet located in the San Diego market is in the preconstruction phase of development.
(3) Approximately 75,000 developable square feet located in the Seattle market is in the preconstruction phase of development.
(4) Approximately 100,000 developable square feet is in the preconstruction phase of development.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Capital Costs

For the Year Ended December 31, 2005

(In thousands)

Property-related capital expenditures (1)	$ 2,250
Leasing costs (2)	$ 346
Property-related development costs (3)	$ 94,037
Property-related redevelopment costs (3)	$ 89,721

(1) Property-related capital expenditures include all major capital and recurring capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures, or costs related to the redevelopment of a property. Major capital expenditures consist of roof replacements and HVAC systems which are typically identified and considered at the time the property is acquired. Capital expenditures fluctuate in any given period due to the nature, extent or timing of improvements required and the extent to which they are recoverable from tenants. Approximately 89% of our leases (based on rentable square feet) provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we implement an active preventative maintenance program at each of our properties to minimize capital expenditures.

(2) Leasing costs consist of tenant improvements and leasing commissions related to leasing of acquired vacant space and second generation space.

(3) Amount includes leasing costs related to development and redevelopment projects.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Conference Call Information
For the Year and Fourth Quarter Ended December 31, 2005

       Alexandria Real Estate Equities, Inc. will be hosting a conference call to discuss its operating and financial results for the year and fourth quarter ended December 31, 2005:

Date:	February 9, 2006
Time:	3:00 P.M. Eastern Standard Time
Phone Number:	(913) 981-5507
Confirmation Code:	7475142